Exhibit (a)(1)(C)

Offer to Purchase for Cash by

CIM Commercial Trust Corporation

of

Up to 2,693,580 Shares of its Series L Preferred Stock

At a Purchase Price of $29.12 Per Share,

to be paid in ILS

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., NEW YORK CITY TIME, ON NOVEMBER 20, 2019 UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED BY THE COMPANY (SUCH TIME AND DATE, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

October 22, 2019

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

CIM Commercial Trust Corporation, a Maryland corporation and publicly traded real estate investment trust (the “Company”), is offering to purchase for cash up to 2,693,580 shares of its issued and outstanding Series L Preferred Stock, par value $0.001 per share (“Series L Preferred Stock”), representing one third of the outstanding shares of Series L Preferred Stock, at a price of $29.12 U.S. dollars (“USD”) per share (the “Purchase Price”) or 102.64% of the stated value of the Series L Preferred Stock (of which $1.39 USD, or 4.90%, reflects the amount of dividends on the Series L Preferred Stock that will have accrued as of the Expiration Date), to be paid in New Israeli Shekels (“ILS”) as described below, less any applicable withholding taxes and without interest, on the terms and subject to the conditions described in the Offer to Purchase, dated October 22, 2019 (the “Offer to Purchase”), the related Letter of Transmittal (as defined in the Offer to Purchase) and the related Acceptance Notice (as defined in the Offer to Purchase) (which, together with any amendments and supplements thereto, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold shares of Series L Preferred Stock registered in your name or in the name of your nominee.

The Purchase Price, together with past payments and dividends per share paid by the Company in respect of Series L Preferred Stock, represents a 1.13x multiple on invested capital per share (on both a USD and ILS basis) since the date of original issuance.(1)

The Purchase Price will be paid in cash in ILS, based on the weighted average of the USD/ILS exchange rates of all the transactions (which shall be one or more) completed by the bank(s) through which payment is converted by the Company from USD to ILS on the first U.S. and Israeli business day prior to the Settlement Date (as defined in Section 5, “Acceptance of Tendered Shares; Return of Unaccepted Shares”, of the Offer to Purchase).

THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND THE RELATED ACCEPTANCE NOTICE CONTAIN IMPORTANT INFORMATION AND SHOULD BE CAREFULLY READ IN THEIR ENTIRETY BEFORE A DECISION IS MADE WITH RESPECT TO THE OFFER. YOUR CLIENTS MAY TENDER ALL OR A PORTION OF THEIR SHARES OF SERIES L PREFERRED STOCK. YOUR CLIENTS ALSO MAY CHOOSE NOT TO TENDER ANY OF THEIR SHARES OF SERIES L PREFERRED STOCK.

(1)  The multiples on invested capital rely on the following assumptions:  (1) shares of Series L Preferred Stock were acquired by a given holder at the original issuance on November 21, 2017 (the “Series L Closing”) at a price of 98.75 ILS per share (or approximately $28.09 USD per share, as converted at the representative exchange rate of 3.5160 ILS/USD on November 20, 2017, as published by the Bank of Israel on its website) (the “Original Issuance Price”); (2) the payment in respect of Series L Preferred Stock refers to the commitment fee of 2.5% of the Original Issuance Price that was paid at the Series L Closing to “classified investors” (representing purchasers of approximately 99.6% of the Series L Preferred Stock issued at the Series L Closing); (3) the dividend in respect of Series L Preferred Stock refers to the dividend paid on January 17, 2019 of 6.3552 ILS per share (or approximately $1.72 USD per share, as converted at the representative exchange rate of 3.6880 ILS/USD on January 17, 2019, as published by the Bank of Israel on its website); (4) the Purchase Price of $29.12 USD, which will be paid in ILS, is assumed to be converted by the Company at an exchange rate of 3.5330 ILS/USD on October 21, 2019, as published by the Bank of Israel on its website, for an actual purchase price in respect of tendered shares (based on such assumed rate) of approximately 102.88 ILS per share; and (5) the multiples do not include the effect of any inflation, applicable taxes or spread in exchange ratios, which may cause actual results to vary materially from the multiples.  Any deviation from these assumptions may lead to a materially different result.  The exchange rate at which the Purchase Price is actually converted to ILS for payment may vary significantly from these assumptions.  Holders of Series L Preferred Stock are encouraged to assess their own multiple on invested capital prior to deciding whether and to what extent to tender their shares of Series L Preferred Stock.

Only shares of Series L Preferred Stock properly tendered, and not properly withdrawn, will be eligible to be purchased in the Offer. However, because of the proration provision described in the Offer to Purchase, all of the shares of Series L Preferred Stock tendered may not be purchased if more than the number of shares of Series L Preferred Stock sought by the Company are properly tendered and not properly withdrawn. Shares of Series L Preferred Stock tendered but not purchased by the Company pursuant to the Offer, including as a result of any proration of shares tendered in the Offer, will be returned as promptly as practicable following the Expiration Date. See Section 1, “Terms of the Offer; Proration”, Section 3, “Procedures for Tender”, Section 4, “Withdrawal of Tenders”, and Section 5, “Acceptance of Tendered Shares; Return of Unaccepted Shares”, of the Offer to Purchase.

On the terms and subject to the conditions of the Offer, if the number of shares of Series L Preferred Stock properly tendered and not properly withdrawn prior to the Expiration Date exceeds 2,693,580 shares of Series L Preferred Stock, the Company will purchase a portion of such Series L Preferred Stock, on a pro rata basis (provided that the Company will not purchase any fractional shares), until the Company has purchased 2,693,580 shares of Series L Preferred Stock. Because of such proration, it is possible that the Company will not purchase all of the shares of Series L Preferred Stock that are tendered to it. See Section 1, “Terms of the Offer; Proration”, Section 3, “Procedures for Tender”, and Section 4, “Withdrawal of Tenders”, of the Offer to Purchase.

For your information, and for forwarding to those of your clients for whom you hold shares of Series L Preferred Stock registered in your name or in the name of your nominee, enclosed are the following documents:

1.                                      Offer to Purchase, dated October 22, 2019;

2.                                      Letter of Transmittal and the IRS Form W-9 for your use if you wish to accept the Offer and tender shares of Series L Preferred Stock and for the information of your clients (photocopies of the Letter of Transmittal, with manual signatures, may be used to tender shares of Series L Preferred Stock);

3.                                      Letter to Clients, for you to send to your clients for whose accounts you hold shares of Series L Preferred Stock registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such clients’ instructions with regard to the Offer; and

4.                                      Return envelope addressed to Computershare Trust Company N.A., the U.S. Depositary for the Offer (the “U.S. Depositary”).

The conditions of the Offer are described in Section 6, “Conditions of the Offer”, of the Offer to Purchase.

Your prompt action is requested. You are urged to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 9:00 A.M., New York City time, on November 20, 2019 unless the Offer is extended or withdrawn. Under no circumstances will the Company pay interest on the Purchase Price, even if there is any delay in making payment.

If you want to tender shares of Series L Preferred Stock pursuant to the Offer, a properly completed and duly executed and delivered Letter of Transmittal, or an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, together with any required signature guarantees and any other documents required for tender by the Letter of Transmittal, must be received by the U.S. Depositary at its address set forth on the back cover of the Letter of Transmittal, and the shares of Series L Preferred Stock must be delivered pursuant to the procedures for book-entry transfer set forth in Section 3, “Procedures for Tender,” of the Offer to Purchase, prior to the Expiration Date.

Although the Company’s Board of Directors has authorized the Offer, none of the Company, any member of the Company’s Board of Directors, the Israeli Tender Offer Coordinator, the U.S. Information Agent (as defined in the Offer to Purchase) or the U.S. Depositary, or any of their respective affiliates or representatives has made, or is making, any recommendation to your clients as to whether they should tender or refrain from tendering their shares of Series L Preferred Stock in the Offer. Your clients must make their own determinations as to whether to tender their shares of Series L Preferred Stock in the Offer and, if so, the number of such shares to tender. The Company has not retained, and does not intend to retain, any unaffiliated representative to act solely on behalf of the holders of Series L Preferred Stock for purposes of negotiating the Offer or preparing a report concerning the fairness of the Offer.  Before making their decisions, your clients should read carefully the information in, or incorporated by reference into, the Offer to Purchase, the related Letter of Transmittal and the related Acceptance Notice including the purposes and effects of the Offer. See Section 2, “Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals”, of the Offer to Purchase. Your clients are urged to discuss their decisions with their tax advisors, financial advisors and/or you.

The Company will not pay any fees or commissions to brokers, dealers or other persons (other than fees as described in the Offer to Purchase) for soliciting tenders of shares of Series L Preferred Stock in connection with the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares of Series L Preferred Stock pursuant to the Offer, except as otherwise provided in the Offer to Purchase (see Section 5, “Acceptance of Tendered Shares; Return of Unaccepted Shares”, of the Offer to Purchase).

If you have any questions regarding the Offer, or if you require copies of the Offer to Purchase, the Letter of Transmittal or any amendments or supplements thereto, please contact the Israeli Tender Offer Coordinator by mail at Israel Brokerage & Investments, I.B.I. Ltd., 9 Ahad Ha’am Street, Tel-Aviv, Israel or by telephone at +972-3-5197915 or the U.S. Information Agent by mail at Georgeson LLC, 1290 Avenue of the Americas, 9th Floor, New York, NY 10104 or by telephone at (800) 903-2897.

Very truly yours,

CIM Commercial Trust Corporation

Enclosures

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Israeli Tender Offer Coordinator, U.S. Information Agent, the U.S. Depositary or any affiliate or representative of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.